

August 18, 2014

Via E-mail
Michael A. Angerthal
Executive Vice President and Chief Financial Officer
Virtus Investment Partners, Inc.
100 Pearl Street
Hartford, CT 06103

> **Re: Virtus Investment Partners, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2013**
> **Filed February 24, 2014**
> **File No. 001-10994**

Dear Mr. Angerthal:

We have reviewed your letter dated July 1, 2014 in connection with the above-referenced filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe a revision in future filings is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this comment, including the draft of your proposed disclosures, we may have additional comments.

Notes to Consolidated Financial Statements, page F-8

Note 2. Summary of Significant Accounting Policies, page F-8

Collateralized Debt Obligations, page F-12

1. We note your response to our prior comment 2. With regard to your CLOs, when making the determination as to whether the Company has the right to receive benefits or the obligation to absorb losses from the CLOs that could potentially be significant, you performed a quantitative assessment to corroborate your qualitative assessment. Further, we note that you performed multiple quantitative scenarios that included total collateral management fees. Please address the following:

    - Your response appears to indicate that you may have excluded the potential to receive incentive fees if there was an improvement in the performance of the assets held by the CLOs. Please provide us with a revised analysis that incorporates the potential for Virtus to receive incentive fees, and clearly explain whether, and if so how, this would impact your conclusion that you are not the primary beneficiary.

- Tell us whether, and if so how, the actual performance of the CLOs has differed from your expectations. If so, explain the drivers of the improved performance, explain how the drivers have changed over time and clarify when the information available indicated that you would have the right to receive benefits from the CLOs that could potentially be significant to the VIE.

- Please also expand your qualitative analysis to more fully explain the reasoning behind the inclusion of subordinate and incentive fees in the CLOs structure, including the nature of any performance triggers that could impact the collection of either of these fees.   To help us understand the overall purpose and design from an investor perspective, clarify the purpose of including a fee structure that varies based on the performance of the assets held by the CLOs.

You may contact Michelle Miller at (202) 551-3368 or Rebekah Lindsey at (202) 551-3303 with any questions.

Sincerely,

/s/ Stephanie J. Ciboroski

Stephanie J. Ciboroski
Senior Assistant Chief Accountant